Exhibit to Accompany
Item 77K
Form N-SAR
The Marshall Funds
(the Funds)

October 26, 2011

Luke A. Arkenberg
PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL  60606

Dear Mr. Arkenberg,

Enclosed please find a copy of the Marshall
Funds response to Item 77k of Form N-SAR which we propose to file with the Securities and Exchange Commission in connection with the resignation of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Funds.

Please furnish us with a letter by October 27, 2011, addressed to the Commission stating whether you agree with the statements made therein and, if not, detailing the particular statements with which you do not agree. We will file your letter as an exhibit to the enclosed response.

Thank you for your prompt assistance.

/s/ John Patterson
John Patterson
Lead Fund Administrator and Officer
UMB Fund Services, Inc.